FOR IMMEDIATE RELEASE                                 Exhibit (20)(ii)

July 18, 1997

THE  STANLEY  WORKS   REPORTS  SECOND QUARTER  1997 EARNINGS  AND
ANNOUNCES  NEW  PROGRAMS  FOR  LONG-TERM  GROWTH

New Britain, Connecticut (NYSE:   SWK ) ...  The Stanley Works
today announced a significant increase in normalized or core earnings for the second quarter ended June 28, 1997. Excluding restructuring and other charges discussed below, normalized or core net income in the second 1997 quarter was $50 million, or $.56 per share, a 15% increase over prior year core earnings of $43 million, or $.49 per share. Excluding prior year sales from recently divested businesses and product lines, net sales from ongoing businesses increased 4% compared with the second quarter of 1996. Gross margins reported for the second quarter, on a core basis, were 34.9% of sales compared with 33.7% in the prior year's quarter. Volume increases and the positive effects of previously announced restructuring initiatives, including strong contributions from company-wide procurement efforts, accounted for most of the improvement in gross margin.

Reported net sales for the quarter were $674 million, a decrease of less than 1% from sales of $677 million in the same quarter of 1996. Ongoing businesses experienced unit volume growth of 6% with particular strength in fastening systems and consumer tools. Business and product line divestitures decreased sales by $32 million, or 5%, from prior year levels. Price declines and effects of foreign currency decreased sales by a combined 2%. North American unit volume growth was 5%, while European volume increased a very strong 11%. The European volume gains were somewhat offset by a 1% price decline and a 4% negative currency impact.

A significant restructuring charge, described below, accounted for a reported net loss of $65 million, or $.72 per share, as compared with the prior year's net income of $33 million, or $.37 per share. In addition to the restructuring charge, the company also recorded $24 million, or $.16 per share, of restructuring-related transition costs and a non-recurring charge. The transition costs represent moving, start-up and duplicative facility costs for facility closures and consolidations incurred in connection with initiatives announced in 1995. A one-time non-cash charge was also recorded in connection with stock options issued to the company's new chief executive officer.

Second quarter consolidated core segment operating profit margin improved to 14.7% of sales from 12.9% in the prior year. The attached table, "Business Segment Information", provides clarification of reported results for the second quarters of 1997 and 1996, and their respective year-to-date periods, reconciling them with normalized core results. Core results exclude restructuring charges, restructuring-related transition costs and a charge related to stock options granted to the company's new chairman and chief executive officer. The Tools, Hardware and Specialty Hardware segment comments that follow are based on normalized core results.

In the Tools segment overall, second quarter unit volume sales increased 7% over last year. Consumer tools unit growth was 10% with particular strength in North America. Industrial tools increased 3%, primarily reflecting improved storage systems results in the U.S. Engineered tools increased 7% in unit volume, reflecting continued strong sales of fastening tools and fasteners in the U. S. and Europe. Core operating profits in the Tools segment for the quarter increased to 16.0% of sales, from 13.3% a year ago. This improvement resulted from higher sales volume, savings from cross-divisional purchasing efforts, other restructuring initiatives and performance improvements in the mechanics tools operations.

The Hardware segment saw 1% unit growth in the quarter, with continued strong demand for Home Decor products in the U.S., Canadian and European markets. Demand in the U. S. consumer market for traditional hardware products declined from robust levels seen in recent quarters. Core operating profits decreased to 14.2% of sales, from 16.0% in the prior year. This decline resulted from inclusion in 1996 of a gain realized upon resolution of a legal matter.

The Specialty Hardware segment experienced 3% unit growth in the second quarter. Core operating results decreased to a 5.6% profit on sales, from a 7.7% operating profit last year. This decrease was principally due to a 2% price decline resulting from the continuation of an extremely competitive pricing environment. The company continues to maintain its strategic decision to defend its market share.

John M. Trani, Chairman and Chief Executive Officer, commented on the quarter's results: "Our second quarter core net profit improvement of 15%, as well as our 1.2 percentage point gross margin and 1.8 percentage point segment operating profit gains, indicate that our cost structure continues to become leaner.
This provides us the platform from which to embark upon the growth programs we are announcing today."

Mr. Trani continued with an announcement of a resource reallocation intended to grow the enterprise: "Today we are announcing initiatives designed to deliver profitable sales growth on a sustained basis. New products are the lifeblood of a manufacturing company. Increased expenditures will be made on new product development and expansion into a number of near-neighbor or related products. Considerably greater resources will be allocated to brand development, including advertising, so that our customers think of Stanley first and are always informed about our new products. To support this thrust, we have established a corporate marketing and brand development function, whose focus will be the nurturing and leveraging of the Stanley brand."

Funding for these initiatives will come from streamlining manufacturing, sales, distribution and administrative operations. Manufacturing and distribution facility locations will decrease from 123 to 70. Additional savings will come from the company's previously announced reorganization of its operations into a product management structure, and the centralization of manufacturing, engineering, sales and service, finance, human resource and information technology. Overall, these actions will change the composition of the company s workforce and will reduce net employment levels by 4,500 people.

Recognizing the impact that these changes have on Stanley people, the company has provided increased benefits. Mr. Trani noted:
"It is always difficult to reduce employment. We are extremely sensitive to the needs of our people. Notification periods will exceed required lengths; severance packages have been enhanced and are generous; and benefits will be provided to the fullest extent possible."

In total, restructuring charges of $240 million, including $140 million of cash costs and $100 million non-cash costs, plus restructuring-related transition costs of $100 million, are anticipated in connection with these actions. The restructuring charges will be recorded entirely in 1997, with $137 million having been taken in the second quarter and the remainder to follow in the third quarter. The $100 million of non-cash restructuring charges relate to write-offs of non-productive assets including goodwill and capitalized software. The restructuring-related transition costs will be incurred throughout the remainder of 1997 and 1998.

The Stanley Works is a worldwide producer of tools, hardware and specialty hardware for consumer, home improvement, industrial and professional use.

Contact:     Gerard J. Gould
             Director, Investor Relations and Communications
                       Tel.:  (860) 827-3833

This press release contains forward looking statements as to the company's ability to complete the reallocation of its resources in order to achieve sustained, profitable growth. Cautionary statements accompanying these forward looking statements are set forth, along with this news release, in a Form 8-K filed with the Securities and Exchange Commission today.

The Stanley Works corporate press releases are available through PR Newswire's "Company News On-Call" service. By FAX: dial
1-800-758-5804, ext. 874363 or on the internet at:
http://www.prnewswire.com or http://www.StanleyWorks.com.

                    THE STANLEY WORKS AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF EARNINGS
            (Unaudited, Millions of Dollars Except Per Share Amounts)




                            Second Quarter           Six Months
                           1997       1996        1997        1996

Net Sales                $  673.6  $  677.2     $ 1,320.2  $ 1,312.5

Costs and Expenses
  Cost of sales             446.1     453.0         877.5      882.3
  Selling, general and
    administrative          153.8     153.1         307.0      302.1
  Interest - net              4.4       5.4           8.7       11.9
  Other - net                13.6       4.4          17.2        7.9
  Restructuring             137.2       3.8         132.6        3.8

                            755.1     619.7       1,343.0    1,208.0

Earnings (Loss) before
    income taxes            (81.5)     57.5         (22.8)     104.5

Income Taxes                (17.0)     24.9           5.0       42.3

Net Earnings (Loss)       $ (64.5)  $  32.6     $   (27.8)  $   62.2

Net Earnings (Loss) Per
    Share of Common Stock $ (0.72)  $  0.37     $   (0.31)  $   0.70

Dividends per share       $ 0.185   $  0.18     $    0.37   $   0.36

Average shares outstanding
    (in thousands)         88,987    88,825        88,878     88,830

                  THE STANLEY WORKS AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS
                   (Unaudited, Millions of Dollars)



                                                June 28,        June 29,
                                                   1997            1996

ASSETS
   Cash and cash equivalents                   $   107.6       $    79.5
   Accounts receivable                             457.1           454.2
   Inventories                                     323.4           344.4
   Other current assets                             52.8            42.3

        Total current assets                       940.9           920.4

   Property, plant and equipment                   508.3           556.0
   Goodwill and other intangibles                   73.6           121.0
   Deferred income taxes                            47.6             -
   Other assets                                     96.4            71.2

                                               $ 1,666.8       $ 1,668.6


LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term borrowings                       $    76.4       $    47.2
   Accounts payable                                114.6           119.6
   Accrued expenses                                299.2           204.6

        Total current liabilities                  490.2           371.4

   Long-term debt                                  295.8           373.3
   Other long-term liablities                      164.1           158.2
   Shareholders' equity                            716.7           765.7

                                               $ 1,666.8       $ 1,668.6

                        THE STANLEY WORKS AND SUBSIDIARIES
                             PRICE/VOLUME INFORMATION
                          (Unaudited, Millions of Dollars)

NET SALES
                                            Second Quarter

                                            Unit    ACQ/
                           1997     Price   Volume   DVT  Currency     1996

INDUSTRY SEGMENTS
     Tools
       Consumer         $   188.2     -       10%    (3)%   (2)%  $   179.7
       Industrial           141.6    2%        3%    (3)%     -       138.5
       Engineered           186.4   (1)%       7%      -    (1)%      177.3

         Total Tools        516.2     -        7%    (2)%   (1)%      495.5

     Hardware                86.2   (3)%       1%      -      -        87.9
     Specialty Hardware      71.2   (2)%       3%   (25)%     -        93.8

       Consolidated     $   673.6   (1)%       6%    (5)%   (1)%  $   677.2

GEOGRAPHIC AREAS
     United States      $   479.7   (1)%       4%    (6)%     -   $   493.2
     Europe                 106.3   (1)%      11%    (1)%   (4)%      101.0
     Other Areas             87.6    1%       11%    (5)%   (2)%       83.0

       Consolidated     $   673.6   (1)%       6%    (5)%   (1)%  $   677.2



                                             Year to Date

                                             Unit    ACQ/
                           1997     Price   Volume   DVT  Currency     1996

INDUSTRY SEGMENTS
     Tools
       Consumer         $   366.2     -        8%    (4)%   (1)%  $   356.5
       Industrial           274.2    2%         -    (2)%     -       274.8
       Engineered           358.5   (1)%       7%      -    (1)%      341.3

         Total Tools        998.9     -        6%    (2)%   (1)%      972.6

     Hardware               179.3   (1)%       6%      -      -       171.1
     Specialty Hardware     142.0   (2)%       6%   (20)%     -       168.8

       Consolidated     $ 1,320.2     -        6%    (4)%   (1)%  $ 1,312.5

GEOGRAPHIC AREAS
     United States      $   935.5   (1)%       5%    (5)%     -   $   942.7
     Europe                 214.1   (1)%       7%      -    (4)%      209.1
     Other Areas            170.6    1%        9%    (3)%   (1)%      160.7

       Consolidated     $ 1,320.2     -        6%    (4)%   (1)%  $ 1,312.5

                          THE STANLEY WORKS AND SUBSIDIARIES
                             BUSINESS SEGMENT INFORMATION
                           (Unaudited, Millions of Dollars)

OPERATING PROFIT
                                    Second Quarter 1997

                                              Related                 Core
                                   Restrg   Transition               Profit
                       Reported    Charges     Costs*      Core      Margin

INDUSTRY SEGMENTS
    Tools             $  (38.3)   $  110.7   $ 10.4     $   82.8      16.0%
    Hardware               2.6         7.5      2.1         12.2      14.2%
    Specialty Hardware    (9.8)       13.7      -            3.9       5.6%

       Total             (45.5)      131.9     12.5         98.9      14.7%
    Net corporate
       expenses          (29.6)        5.3     11.0        (13.3)
    Interest expense      (6.4)        -        -           (6.4)

    Earnings(loss)before
       income taxes   $  (81.5)   $  137.2   $ 23.5     $   79.2

GEOGRAPHIC AREAS
    United States     $  (19.1)   $   87.6   $  8.5     $   77.0      16.1%
    Europe               (12.0)       24.1      2.4         14.5      13.6%
    Other Areas          (14.4)       20.2      1.6          7.4       8.4%

       Total          $  (45.5)   $  131.9   $ 12.5     $   98.9      14.7%


                                     Second Quarter 1996

                                              Related                 Core
                                   Restrg    Transition              Profit
                       Reported    Charges     Costs        Core     Margin

INDUSTRY SEGMENTS
    Tools             $   58.8    $   0.7    $    6.3   $   65.8      13.3%
    Hardware              12.7         -          1.4       14.1      16.0%
    Specialty Hardware     6.7         -          0.5        7.2       7.7%

       Total              78.2        0.7         8.2       87.1      12.9%
    Net corporate
       expenses          (13.7)       3.1          -       (10.6)
    Interest expense      (7.0)        -           -        (7.0)

    Earnings before
       income taxes   $   57.5    $   3.8    $    8.2   $   69.5

GEOGRAPHIC AREAS
    United States     $   63.4    $   0.1    $    7.5   $   71.0      14.4%
    Europe                 9.3         -          0.4        9.7       9.6%
    Other Areas            5.5        0.6         0.3        6.4       7.7%

       Total          $   78.2    $   0.7    $    8.2   $   87.1      12.9%

    * Includes stock option charge.

                        THE STANLEY WORKS AND SUBSIDIARIES
                            BUSINESS SEGMENT INFORMATION
                          (Unaudited, Millions of Dollars)

OPERATING PROFIT
                                           Year to Date 1997

                                               Related                Core
                                   Restrg     Transition             Profit
                       Reported     Chgs        Costs*     Core      Margin

INDUSTRY SEGMENTS
    Tools             $   17.7    $ 111.8   $    18.0  $  147.5       14.8%
    Hardware              14.4        7.9         4.0      26.3       14.7%
    Specialty Hardware    (7.5)      14.3         0.2       7.0        4.9%

       Total              24.6      134.0        22.2     180.8       13.7%
    Net corporate
       expenses          (35.4)      (1.4)       11.1     (25.7)
    Interest expense     (12.0)       -           -       (12.0)

    Earnings(loss)before
       income taxes   $  (22.8)   $ 132.6    $   33.3  $  143.1

GEOGRAPHIC AREAS
    United States     $   34.1    $  88.8    $   16.1  $  139.0       14.9%
    Europe                (0.7)      24.5         3.5      27.3       12.8%
    Other Areas           (8.8)      20.7         2.6      14.5        8.5%

       Total          $   24.6    $ 134.0    $   22.2  $  180.8       13.7%


                                       Year to Date 1996

                                               Related                Core
                                   Restrg     Transition             Profit
                       Reported     Chgs        Costs       Core     Margin

INDUSTRY SEGMENTS
    Tools             $   110.7   $   0.7    $   10.5   $  121.9      12.5%
    Hardware               22.3        -          2.2       24.5      14.3%
    Specialty Hardware      9.0        -          1.0       10.0       5.9%

       Total              142.0       0.7        13.7      156.4      11.9%
    Net corporate
       expenses           (22.9)      3.1         1.3      (18.5)
    Interest expense      (14.6)       -           -       (14.6)

    Earnings before
       income taxes   $   104.5   $   3.8    $   15.0   $  123.3

GEOGRAPHIC AREAS
    United States     $   108.8   $   0.1    $   11.9   $  120.8      12.8%
    Europe                 20.9        -          1.0       21.9      10.5%
    Other Areas            12.3       0.6         0.8       13.7       8.5%

       Total          $   142.0   $   0.7    $   13.7   $  156.4      11.9%

    * Includes stock option charge.